Mail Room 4561

								May 11, 2006

Patrick C. Condo
President and Chief Executive Officer
Convera Corporation
1921 Gallows Road, Suite 200
Vienna, Virginia 22182

	Re:   	Convera Corporation
		Registration Statement on Form S-3
		Filed on April 18, 2006
		File No. 333-133344

Dear Mr. Condo:

      We have limited our review of the above-referenced Form S-3 registration statement of
Convera Corporation to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 10
1. Identify the natural person or persons who have voting or investment control over The Weitz Funds - Hickory Fund and The
Weitz
Funds - Partners Opportunity Fund entities listed as selling shareholders.


Part II

Undertakings, page II-2
2. The undertakings required by Item 512(a) of Regulation S-K have recently been updated. Please update the disclosure to include the currently required undertakings outlined in paragraph (a)(5)(i) or
(ii), as appropriate.
3. In addition, because you are not relying on Rule 430A, please remove the related undertaking.

Legality Opinion
4. Please confirm that the reference and limitation in the opinion to
"the Delaware General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
5. Please remove from the first sentence of the penultimate paragraph of the opinion the word "solely" and any implication that investors may not rely on the opinion. In this regard, the following sentence requiring written consent for reliance upon the opinion should also be eliminated.
6. In addition, because the opinion is qualified by the date it was rendered, it should be revised so that it refers to a date closer to the desired time of effectiveness.

      As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	  should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or Anne Nguyen, Special Counsel, at 202-551-3611. If you still require further assistance, please contact the undersigned at
202-551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:  	Via facsimile:  212-763-7600
      Peter Diiorio, Esq.
      Heller Ehrman LLP

Patrick C. Condo
Convera Corporation
May 11, 2006
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